August 15, 2014

Filed via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Division of Corporation Finance

Re:	Amarin Corporation plc
Form S-3 Registration Statement
Filed on August 7, 2014

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the General Rules and Regulations under the Act, is hereby incorporated into the cover page of the Registration Statement on Form S-3 (File No. 333-197936) filed by Amarin Corporation plc, a company incorporated under the laws of England and Wales, on August 7, 2014:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Amarin Corporation plc

/s/ Joseph T. Kennedy
Joseph T. Kennedy Senior Vice President, General Counsel, Secretary and Chief Compliance Officer